Exhibit 5.1

POTSDAMER PLATZ 1 10785 BERLIN TELEPHONE: +49 30 726 221 0 FACSIMILE: +49 30 726 221 100 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Spark Networks SE

Kohlfurter Straße 41/43

10999 Berlin

April 13, 2021

Spark Networks SE

Ladies and Gentlemen

We have acted as German legal advisers to Spark Networks SE, Munich, a European stock corporation (Societas Europaea) (the “Company”), as to matters of German law in connection with the issuing by the Company of 46,519 ordinary no par value registered shares of the Company, each representing a notional amount of € 1.00 of the Company’s share capital, (the “Option Shares”).

The Option Shares have been created by a capital increase from authorized capital as follows: The administrative Board of the Company (the “Administrative Board”) has been authorized by resolution of the shareholders’ meeting on October 25, 2017 to increase the Company’s share capital on one or several occasions on or before October 31, 2022, by not more than EUR 640,000.00 in exchange for contributions in cash and/or in kind, by issuing new ordinary no-par-value registered shares (the “Authorized Capital 2017”). The Authorized Capital 2017 has been registered with the commercial register of the Company on November 7, 2017 and the Company’s articles of association have been amended accordingly in sec. 4 para. 3.

On June 26, 2019 the Administrative Board resolved to make use of the Authorized Capital 2017 and to increase the registered share capital of then EUR 1,316,866.00 by EUR 46,519.00 to EUR 1,363,385.00, by way of issuance of the Option Shares (i.e. 46,519 new ordinary no-par value registered shares, each representing a notional amount of € 1.00 of the Company’s registered share capital) in return for certain contributions in kind (the “Option Shares Capital Increase”). The Option Shares Capital Increase has been registered with the commercial register of the Company on July 2, 2019.

We have been informed that the Company intends to deliver up to 41,867 of the Option Shares to certain participants of the Company’s current and future Virtual Stock Option Plans (the “VSOP Option Shares”). The VSOP Option Shares may be delivered in the form of American depository shares representing the right to receive such VSOP Option Shares (the “ADS”).

Morrison & Foerster LLP is a Limited Liability Partnership under the laws of California, registered with the Secretary of State, State of California, Sacramento, California (registration number 45391). The Berlin office is seated at Potsdamer Platz 1, 10785 Berlin. The personal liability of the partners as shareholders of Morrison & Foerster LLP is limited. A list of all partners of Morrison & Foerster LLP is available for inspection at the Berlin office.

The partners of the Berlin office are: Christoph Wagner, Jens-Uwe Hinder, Hanno Timner, Dirk Besse, Jörg Meißner, Andreas Grünwald, Kristina Ehle (International), Angela Kerek (International), Christiane Stützle (International) and Florian Ehrich (International).

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We have been informed that the ADS representing the VSOP Option Shares will be registered with the Securities and Exchange Commission (the “SEC”) through a registration statement on Form S-8 (the “Registration Statement”).

Documents Reviewed

1.	For the purposes of rendering this legal opinion, we have examined the following documents (together, the “Opinion Documents”)

(a)	a copy of the Articles of Association (Satzung) of the Company in a version certified by the notary Dr. Bernhard Schaub, Munich, as of July 2, 2019;

(b)

a copy of the minutes of the extraordinary shareholders’ meeting of the Company held on October 25, 2017, setting forth, inter alia, the resolution passed by the shareholders’ meeting creating the Authorized Capital 2017;

(c)	an electronic excerpt from the commercial register at the local court in Munich (Amtsgericht München) relating to the Company, docket no. HRB 232591, dated April 9, 2021 (“Register Excerpt”);

(d)	a copy of the global share certificate (Globalurkunde) evidencing the Option Shares;

(e)	a copy of the minutes of the resolutions of the Administrative Board regarding the Option Shares Capital Increase dated June 26, 2019; and

(f)	any such other documents, declarations, certificates and other papers as we have deemed necessary as a basis for the opinions expressed herein.

Assumptions

2.	In considering the Opinion Documents and rendering this opinion we have assumed without further inquiry:

(a)	the conformity of all copies of documents supplied to us with the relevant originals and the authenticity and completeness of all documents submitted to us whether as originals or as copies;

(b)	that all signatures on Opinion Documents are genuine signatures of those individuals from whom they purport to stem;

(c)	that Opinion Documents examined by us in draft form have been or, as the case may be, will be executed in the form of the draft examined by us;

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(d)	that the Register Excerpt is accurate and complete as of its date and that no changes to the facts related therein have occurred between its date and the date hereof;

(e)	the correctness and completeness of all factual matters expressed in the Opinion Documents;

(f)	that the validity of the shareholder resolution referred to under 1(b) above is not affected by any circumstance not apparent from the face of the Opinion Document referred to under 1(b); and

(g)	that the contributions in kind contributed in connection with the Option Shares Capital Increase have been of sufficient value to fully pay the Option Shares.

Laws Considered

3.

The undersigned is admitted to the bar in Berlin, Germany, and licensed as attorney in Germany. This opinion is, therefore, limited to matters of German law as presently in effect (including the law of the European Union). We have not investigated and do not express or imply an opinion with respect to the laws of any other jurisdiction.

Opinion Statement

4.	Based upon and subject to the foregoing and the qualifications set out below, we are of the opinion that the Option Shares have been legally and validly issued, are fully paid and non-assessable.

In this opinion, concepts of German law are addressed in the English language and not in the original German terms, which may differ in their exact legal meaning. This opinion may only be relied upon under the express condition that this opinion and any issues of interpretation arising hereunder are exclusively governed by German law.

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This opinion speaks as of its date only, and we do not assume any obligation to update this opinion or to inform you of any changes to any of the facts or laws of other matters referred to herein. This opinion is rendered solely in connection with the Registration Statement. This opinion may not, without our prior written consent, be disclosed, quoted, referred to in any other matter or context whatsoever, save that this opinion may be used as required by law. However, we consent to the filing of this opinion as an exhibit to the Registration Statement. By giving this consent, we neither claim nor admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations issued thereunder.

Very truly yours

/s/ Morrison & Foerster LLP

Morrison & Foerster LLP